Craig A. Huffman
Attorney at Law

334 S. Hyde Park Ave.	Phone: 813-504-7831
Tampa, FL 33606	Fax: 813-200-3993

June 5, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Re: Verbena Pharmaceuticals, Inc.

Gentlemen:

Please be advised that, we have reached the following conclusions regarding the above offering:

1. Verbena Pharmaceuticals, Inc., (the "Company") is a duly and legally organized and existing Delaware state corporation, with its registered office located in Wilmington Delaware and its principal place of business located in Langhorne Pennsylvania. The Articles of Incorporation and corporate registration fees were submitted to the Delaware Secretary of State’s office and filed with the office on February 3, 2006. The Company’s existence and form is valid and legal pursuant to Delaware law.

2. The Company is a fully and duly incorporated Delaware corporate entity. The Company has one class of Common Stock at this time. Neither the Articles of Incorporation, Bylaws, and amendments thereto, nor subsequent resolutions change the non-assessable characteristics of the Company’s common shares of stock. The Common Stock previously issued by the Company is in legal form and in compliance with the laws of the State ofDelaware, its Constitution and reported judicial decisions interpreting those laws and when such stock was issued it was duly authorized, fully paid for and non-assessable.

3. To our knowledge, the Company is not a party to any legal proceedings nor are there any judgments against the Company, nor are there any actions or suits filed or threatened against it or its officers and directors, in their capacities as such, other than as set forth in the registration statement. We know ofno disputes involving the Company and the Company has no claim, actions or inquires from any federal, state or other government agency, other than as set forth in the registration statement. We know ofno claims against the Company or any reputed claims against it at this time, other than as set forth in the registration statement.

4. The Company’s outstanding shares are all common shares. There are no liquidation preference rights held by any of the Shareholders upon voluntary or involuntary liquidation of the Company.

5. The directors and officers of the Company are indemnified against all costs, expenses, judgments and liabilities, including attorney’s fees, reasonably incurred by or imposed upon them or any of them in connection with or resulting from any action, suit or proceedings, civil or general, in which the officer or director is or may be made a party by reason of his being or having been such a director or officer. This indemnification is not exclusive of other rights to which such director or officer may be entitled as a matter of law.

We consent to filing this opinion as an exhibit to the Company’s Form S-l registration statement. This opinion is being made as a Florida licensed attorney, and is not an opinion of any other state laws, but a representation of the situation reading of the corporate documents and filings for the Company.

Yours very truly,

Sincerely,

Craig A. Huffinan, Esquire
Attorney at Law
334 S. Hyde Park Ave.
Tampa, FL 33606
813-504-7831
Florida Bar Number 116149
e-mail Craighuffinan2001@yahoo.com